November 24, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Glimpse Group, Inc.
Registration Statement on Form S-3
File No. 333-291727
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Glimpse Group, Inc. hereby requests that the effectiveness of the above-referenced registration statement on Form S-3 be accelerated to, and that the Registration Statement become effective at, 5:00 p.m., Eastern Time on November 26, 2025, or as soon thereafter as practicable.

Please confirm once the Registration Statement has been declared effective by calling Kelvin Kesse of Kesse PLLC at (346) 348-0239. Please also contact him should you have any questions.

Yours truly,

The Glimpse Group, Inc.

/s/ Lyron Bentovim
Lyron Bentovim President and Chief Executive Officer

cc:	Kelvin Kesse, Esq.
Kesse PLLC